FORM 4

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Blvd
	Beachwood, OH 44122-2214

2	Issuer Name and Trading Symbol

	Prime Retail, Inc.	PMRE

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year

	December 2001

5	If Amendment Date of Original


6	Relationship of Reporting Person to Issuer

	X Director	X 10% Owner

7	Individual or Joint/Group Filing

	X Form filed by One Reporting Person

















Table I		Non-Derivative Securities Acquired,Disposed of
		or Beneficially Owned

1	              Title of Security-	Common
Preferred A


    2		   3	       4			     5	   	   6	    7
Trans		Trans	  Securities		Amount	Owner	Nature
Date		Code	  Acquired/		Bene-		Ship	of  In-
	  Disposed		fically		Form	direct
						Owned			Owner
Common-		          335,726		D

	66,948		I	100% owned Corp
									Funded T
		Preferred A-
						27,700		D

					          104,100		I	83% owner

						10,000		I	100% owned corp.
									is general partner

						17,100		I	Spouse

						10,000		I	Spouse's 100% corp.



















Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

    1 		Title of Derivative Security

                        Prime Retail Series B Cu Part CV

    2		Conversion of Derivative Security-	1.1962

    6		Date Exercisable/Expiration Date	Until 12/31/49

    3	   4	      5		       7		   8	     9	       10		    11
Trans	Trans	Number of	Amount of	Price	Number   Owner	Nature of
Date	Code	Derivative	Underlying		Deriv 	    ship	 	Indirect
Securities	Securities		Owned	    Form	Owner
___________________________________________________________________
928,025       D

							    2,750        I		General
						Partner

							  58,000        I		100%
						Funded Trust

							       170        I		100%
						Owned Corp

     4,000       I		100% owned
						Corp is Gen
										Partner

 181,000       I		83% Owner

							   19,760       I		Spouse 100%
										owned corp.

Explanation of Responses:
This Form 4 is being filed to reflect that on 12/11/01, this reporting person became a director of the Issuer.



Signature					Howard Amster	12/20/01